UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              FORM 12b-25 (AMENDED)


                           NOTIFICATION OF LATE FILING


                                               COMMISSION FILE NUMBER: 0-23551


(Check One):   |_| Form 10-KSB  |_| Form 20-F  |_| Form 11-K   |X| Form 10-QSB

               |_| Form N-SAR

               For Period Ended:  September 30, 2005

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of registrant:                   UNITED TENNESSEE BANKSHARES, INC.

Former Name if applicable:

Address of principal executive office:     170 W. Broadway

City, state and zip code:                  Newport, Tennessee 37821

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X|     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   |X|     (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR,
                or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
   |_|     (c)  The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

The Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 could not be filed because the Registrant, in anticipation of the de-registration of its securities before the required filing date pursuant to a going private transaction, had not prepared the report. Registrant is in the process of a going private transaction which was to be voted upon at its annual shareholders meeting on November 10, 2005. Just prior to that meeting, management and the audit committee of Registrant, in consultation with Registrant's independent registered public accounting firm, Pugh & Company, P.C., determined that Registrant did not correctly record the expense associated with the repurchase of its common stock from employees and directors for the years ended December 31, 2003 and 2004 and the interim periods ended March 31, 2005 and June 30, 2005, and such expense will be restated by Registrant. The annual meeting was adjourned until corrected information could be provided to the shareholders and amended periodic reports could be filed with the SEC.

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

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Linda M. Crouch-McCreadie      (423) 928-0181

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant issued a press release on October 13, 2005 which disclosed the following related to its results of operations:

Net income for the nine months ended September 30, 2005 increased $77,000, or 5.8% compared to the same nine month period in the previous year, from $1.34 million to $1.42 million. the increase in net income is primarily the result of net gains on the sales of investments of $517,000, offset by an increase in interest expense of $417,000 as a result of an increase in our cost of funds. On April 4, 2005, Harland Financial Solutions ("Harland") announced that it was acquiring our third-party data processor, Intrieve, Inc. Proceeds from Harland for UTBI's Intrieve, Inc. stock resulted in a gain of $614,000.

Presented below are condensed statements of income for the three-month and nine-month periods ended September 30, 2005 and 2004 and selected financial condition data as of September 30, 2005 and December 31, 2004.

                       UNITED TENNESSEE BANKSHARES, INC.
                    UNAUDITED CONDENSED STATEMENTS OF INCOME
     FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
                                 (In Thousands)

                                    Three Months              Nine Months
                                        Ended                    Ended
                                     September 30             September 30
                                   2005       2004          2005        2004
                                  -----------------        ------------------

Interest Income                   $1,660     $1,733        $5,069      $5,109
Interest Expense                     595        431         1,615       1,198
                                  ------     ------        ------      ------
Net Interest Income                1,065      1,302         3,454       3,911
Provision for loan losses             18         24            54          76
                                  ------     ------        ------      ------
Net interest income after
  provison for loan losses         1,047      1,278         3,400       3,835
Non-interest income                  183        157           943         420
Non-interest operating expense       513        729         2,132       2,266
                                  ------     ------        ------      ------
Net Income                        $  423     $  447        $1,415      $1,338
                                  ======     ======        ======      ======


Earnings per Share:

   Basic                          $ 0.36     $ 0.37         $1.19       $1.09

   Diluted                        $ 0.36     $ 0.37         $1.19       $1.10

The press release and the information shown above do not take into consideration the estimated effects of the restatements referred to in Part III above.


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

We anticipate a decrease in net income of between $100,000 and $125,000 for the nine months ended September 30, 2005 from that reported in the press release referred to above. We also anticipate a decrease in net income of between $10,000 and $25,000 for the three months ended September 30, 2005 from that reported in the press release. For the nine months ended September 30, 2004, we anticipate a decrease in net income of between $250,000 and $275,000 from the amount reported in the press release and for the three months ended September 30, 2004 we anticipate a decrease in net income of between $25,000 and $50,000 from the amount reported in the press release.










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

                                    SIGNATURE


     United Tennessee Bankshares, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: November 15, 2005



                                  By:  /s/ Richard G. Harwood
                                     ------------------------------------------
                                           Richard G. Harwood
                                           President and Chief Executive Officer


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